UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

CORIXA CORPORATION

(Name of Issuer)

Common Stock, Par Value, $.001 Per Share

(Title of Class of Securities)

21887F100

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21887F100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Gate L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,885,565

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,885,565

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,885,565

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,885,565

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,885,565

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,885,565

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Corixa Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 1900 9th Avenue, Suite 1100 Seattle, Washington, 98101

Item 2.
	(a)	Name of Person Filing Castle Gate L.L.C. (“Company”) and William H. Gates III (“Gates”)
	(b)	Address of Principal Business Office or, if none, Residence Company – 2365 Carillon Point, Kirkland, Washington 98033 Gates – One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship The Company is a limited liability company organized under the laws of the State of Washington. Gates is a citizen of the United States of America.
	(d)	Title of Class of Securities Common Stock, Par Value, $.001 Per Share (“Common Stock”)
	(e)	CUSIP Number 21887F100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:  4,885,565*.  Pursuant to an Equity Line of Credit and Securities Purchase Agreement (the “Agreement”) between the Company and the Issuer, the Issuer has issued 12,500 shares of its Series A Preferred Stock and 37,500 shares of Series B Preferred Stock (collectively, the “Preferred Stock”) to the Company.  The Preferred Stock is convertible into 2,936,577 shares of Common Stock, subject to certain potential adjustments.  In addition, pursuant to the Agreement, the Issuer has issued warrants (the “Warrants”) to the Company to purchase Common Stock, which are currently exercisable for a total of 1,435,205 shares of Common Stock.

The Preferred Stock and Warrants were issued to the Company and are held in the Company’s name.  William H. Gates III is a member of the Company and has the sole power to direct the vote of the Preferred Stock (on an as-converted basis) and the vote and disposition of the Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants.

	(b)	Percent of class: 8.2%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 4,885,565*. Includes all shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants issued to and held by the Company.
		(ii)	Shared power to vote or to direct the vote -0-
(iii)

Sole power to dispose or to direct the disposition of  4,885,565*.  Includes all shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants issued to and held by the Company.

		(iv)	Shared power to dispose or to direct the disposition of -0-

*  All Common Stock beneficially owned by the Company may be deemed to be beneficially owned by Gates as the controlling member of the Company.  Michael Larson, the Company’s business manager and executive officer, has voting and investment power with respect to the Common Stock held by the Company.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by the Company and Gates.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Under certain circumstances, the other member of the Company is entitled to receive a portion of the profits from a sale of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

CASTLE GATE L.L.C.

By	/s/ Michael Larson
Name:	Michael Larson
Title:	Manager

WILLIAM H. GATES III

By	/s/ Michael Larson
Name:	Michael Larson*
Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

DATED: February 11, 2005
CASTLE GATE L.L.C.

	By	/s/ Michael Larson
	Name:	Michael Larson
	Title	Manager

WILLIAM H. GATES III

	By	/s/ Michael Larson
	Name:	Michael Larson*
	Title:	Attorney-in-fact

* Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 4, 2005, by and on behalf of William H. Gates III, filed as Exhibit 99.3 to Cascade Investment L.L.C.’s Amendment No. 5 to Schedule 13G with respect to Canadian National Railway Company on February 11, 2005, SEC File No. 005-48661, and incorporated by reference herein.